Radics & Co., LLC

Fax Memo

To: Kevin Vaughn, Rebekah Moore - United States Securities and Exchange Commission [1-202-942-9530]

From:   Alan Molin
Pages:  2
CC:     Barry Morgan, Files
Date:   December 1, 2004
Re:     Kearny Financial Corp.

--------------------------------------------------------------------------------

Attached are revised paragraphs for insertion into note 2 of the Kearny Financial Corp. consolidated financial statements. These paragraphs will replace the first two paragraphs in the prior version.

Please review the attached and provide your comments thereon.



                                                          Alan Molin

On January 10, 2002, Kearny MHC, the Company and the Bank entered into a merger agreement with Pulaski MHC, Pulaski Bancorp, Inc. ("Pulaski") and Pulaski's subsidiary, Pulaski Savings Bank ("PSB"). On October 18, 2002, pursuant to this merger agreement, (i) Pulaski MHC merged with Kearny MHC, with Kearny MHC as the surviving entity; (ii) Pulaski merged with the Company, with the Company as the surviving entity; (iii) PSB merged with and into the Bank, with the Bank as the surviving institution, the Bank remaining a subsidiary of the Company; (iv) concurrently with steps (i) through (iii), 100% of the outstanding shares of Pulaski common stock were canceled, with shares previously held by stockholders other than Pulaski MHC exchanged for a payment of $32.90 per share cash; and (v) as a result of the foregoing, the interests of Pulaski MHC members ceased to exist and were converted into interests of the same nature in Kearny MHC. The amount paid to minority shareholders of Pulaski in excess of their combined interest in Pulaski amounted to $16,146,000, which was recorded as goodwill.

On September 11, 2002, Kearny MHC, the Company and the Bank entered into a merger agreement with West Essex Bancorp, M.H.C., West Essex Bancorp, Inc. ("West Essex") and West Essex's subsidiary, West Essex Savings Bank ("WESB"). On July 1, 2003, pursuant to this merger agreement, (i) West Essex MHC merged with Kearny MHC, with Kearny MHC as the surviving entity; (ii) West Essex merged with the Company, with the Company as the surviving entity; (iii) WESB merged with and into the Bank, with the Bank as the surviving institution, the Bank remaining a subsidiary of the Company; (iv) concurrently with steps (i) through
(iii), 100% of the outstanding shares of West Essex common stock were canceled, with shares previously held by stockholders other than West Essex Bancorp, M.H.C. exchanged for a payment of $35.10 per share cash; and (v) as a result of the foregoing, the interests of West Essex Bancorp, M.H.C. members ceased to exist and were converted into interests of the same nature in Kearny MHC. The amount paid to minority shareholders of West Essex in excess of their combined interest in West Essex amounted to $50,517,000, which was recorded as goodwill.

Both of the above noted transactions were accounted for as follows: (i) the merger of the mutual holding companies utilized the pooling-of-interests method accounting, (ii) the acquisition of the mid-tier stock holding company's minority shareholder interests was accounted for as the acquisition of non-controlling minority interests, and (iii) the merger of the mid-tier holding companies was accounted for as a combination of entities under common control. In addition, Emerging Issues Tax Force Topic No. D-97, "Push-Down Accounting", was applied to the applicable entities.

For the purpose of comparability, in presenting share and per share information for periods preceding the merger dates, issued and outstanding shares of Pulaski and West Essex were converted to Company shares on the basis of relative book value per share. Accordingly, Pulaski shares were converted at a rate of 1 share of Company common stock for every 1,797 shares of Pulaski common stock and West Essex shares were converted at a rate of 1 share of Company common stock for every 2,816 shares of West Essex common stock.

                                       2